UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2011

001-34717

(Commission File Number)

Alpha and Omega Semiconductor Limited

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(Address of principal registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “predict,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “may,” “should,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to integrate our expertise in developing power semiconductors;

•	our ability to maintain relationships with third-party foundries and subcontractors;

•	our ability to compete in our industry;

•	our expectation relating to capital expenditure and manufacturing costs;

•	our ability to defend ourselves in intellectual property infringement lawsuits against us and protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our investment in our in-house packaging and testing facility;

•	our ability to build and maintain relationships and achieve additional design wins with leading original design manufacturers, or ODMs and original equipment manufacturers, or OEMs;

•	our expectations regarding the use of proceeds from our initial public offering;

•	our ability to retain senior management and key personnel and recruit qualified engineers and other skilled employees;

•	our ability to manage growth; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many factors, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. For a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties, see our filings with the Securities and Exchange Commission, including the section titled “Risk Factors” contained in the annual report on Form 20-F. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

Alpha and Omega Semiconductor Limited

Interim Financial Report

Fiscal Third Quarter Ended March 31, 2011

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	Note	March 31, 2011	June 30, 2010
ASSETS
Noncurrent assets:
Property, plant and equipment	6	$115,896	$44,163
Intangible assets	7	4,069	3,820
Investment in an associate	8	—	25,693
Deferred income tax assets	16	10,866	2,296
Other noncurrent assets	9	5,474	458

Total noncurrent assets		136,305	76,430

Current assets:
Inventories	11	53,652	28,315
Trade receivables	10	39,647	30,639
Other current assets		3,898	3,075
Restricted cash		79	707
Cash and cash equivalents	15	112,253	119,001

Total current assets		209,529	181,737

Total assets		$345,834	$258,167

EQUITY
Capital and reserves
Share capital	12	$49	$44
Share premium	12	129,512	103,803
Other reserves		22,537	17,946
Retained earnings		96,453	67,603

Total equity		248,551	189,396

LIABILITIES
Noncurrent liabilities:
Deferred income tax liabilities	16	35	25
Deferred rent		901	670
Finance lease liabilities	13	130	436

Total noncurrent liabilities		1,066	1,131

Current liabilities:
Trade and other payables	17	73,421	47,584
Current income tax liabilities	21	6,522	3,917
Borrowings	14	13,245	3,680
Trade and other payable to an associate	26	—	10,100
Finance lease liabilities	13	449	571
Provisions	18	2,580	1,788

Total current liabilities		96,217	67,640

Total liabilities		97,283	68,771

Total equity and liabilities		$345,834	$258,167

The accompanying notes are an integral part of these consolidated financial statements

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(unaudited)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Note	2011	2010	2011	2010
Revenue	5	$91,074	$77,672	$264,473	$216,371
Cost of goods sold	19,20	63,029	56,845	188,159	158,730

Gross profit	19,20	28,045	20,827	76,314	57,641

Research and development expenses	19,20	7,609	5,447	20,541	15,040
Selling, general and administrative expenses	19,20	9,556	6,093	27,892	17,597

Total operating expenses		17,165	11,540	48,433	32,637

Operating profit		10,880	9,287	27,881	25,004

Finance income		60	11	141	30
Finance cost		(78)	(31)	(187)	(162)

Finance income (cost), net		(18)	(20)	(46)	(132)

Gain on equity interest	25	—	—	998	—
Share of profit of an associate	8	—	815	1,984	4,914

Profit before income tax		10,862	10,082	30,817	29,786
Income tax expense	21	839	494	1,967	1,140

Net profit for the period		$10,023	$9,588	$28,850	$28,646

Earnings per share
Basic	22	$0.41	$1.20	$1.25	$3.60
Diluted	22	$0.39	$0.47	$1.17	$1.42

Weighted-average number of shares used in computing earnings per share
Basic shares	22	24,372	7,970	23,155	7,949
Diluted shares	22	25,887	20,601	24,673	20,180

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
Net profit	$10,023	$9,588	$28,850	$28,646
Other comprehensive income
Currency translation differences	41	8	240	34

Total comprehensive income	$10,064	$9,596	$29,090	$28,680

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

(unaudited)

		Other Reserves
	Share Capital and Share Premium	Share-Based Payment Reserve	Translation Differences	Retained Earnings	Total
Balance at June 30, 2009	$50,296	$13,925	$566	$30,012	$94,799
Currency translation differences	—	—	34	—	34
Profit for the period	—	—	—	28,646	28,646
Share-based compensation expense	—	1,898	—	—	1,898
Proceeds from exercise of share options	98	—	—	—	98

Balance at March 31, 2010	$50,394	$15,823	$600	$58,658	$125,475

Balance at June 30, 2010	$103,847	$17,369	$577	$67,603	$189,396
Currency translation differences	—	—	240	—	240
Profit for the period	—	—	—	28,850	28,850
IPO issuance costs	(117)	—	—	—	(117)
Common shares issued for APM acquisition	23,066	—	—	—	23,066
Proceeds from Employee Share Purchase Plan	840	—	—	—	840
Share-based compensation expense	—	4,351	—	—	4,351
Proceeds from exercise of share options	1,925	—	—	—	1,925

Balance at March 31, 2011	$129,561	$21,720	$817	$96,453	$248,551

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

		Nine Months Ended
		March 31,
	Note	2011	2010
Cash flows from operating activities
Cash generated from operations	23	$38,669	$23,604
Interest paid		(187)	(162)
Income tax paid		(1,149)	(1,152)

Net cash generated from operating activities		37,333	22,290

Cash flows from investing activities
APM Acquisition, net of cash acquired	25	(1,569)	—
Increase equity interest in APM	8	(1,831)	—
Deposit for manufacturing capacity	9	(5,000)	—
Purchase of property, plant and equipment	6	(36,195)	(9,147)
Purchases of intangible assets	7	(84)	(30)
Restricted cash released		628	—

Net cash used in investing activities		(44,051)	(9,177)

Cash flows from financing activities
Proceeds from Employee Share Purchase Plan	12	840	—
Proceeds from exercise of share options	12	1,908	98
Proceeds from borrowings	14	22,253	—
Repayment of borrowings	14	(24,034)	(13,856)
Payments of IPO related costs		(610)	(1,269)
Principal payment on finance leases	13	(428)	(264)

Net cash used in financing activities		(71)	(15,291)

Net decrease in cash and cash equivalents		(6,789)	(2,178)
Cash and cash equivalents at beginning of period		119,001	60,416
Exchange gains on cash and cash equivalents		41	14

Cash and cash equivalents at end of period		$112,253	$58,252

Supplemental cash flow disclosures:
Increase (decrease) of property, plant and equipment included in trade and other payable		($5,180)	$1,606
Capitalized IPO costs included in trade and other payables		—	$1,189
Prepayments for purchase of property, plant and equipment		$911	—
Issuance of common shares for APM Acquisition		$23,066	—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—THE COMPANY:

Alpha and Omega Semiconductor Limited and its subsidiaries (the “Company”) design, develop and supply a broad range of analog semiconductors, specializing in power semiconductors. The Company conducts its operations primarily in the United States of America (“USA”), Hong Kong, Macau, China, Taiwan, Korea, Japan. As disclosed in Note 25 to the consolidated financial statements, on December 3, 2010, the Company acquired control of Agape Package Manufacturing Ltd. (“APM”) in a cash and stock transaction with a purchase price of $40,045,000 (the “APM Acquisition”). The Company had a 43% equity interest in APM prior to the acquisition, which was accounted for under the equity method of accounting. After the acquisition, APM became a wholly owned subsidiary of the Company.

Alpha and Omega Semiconductor Limited was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The unaudited consolidated financial statements for the three and nine months ended March 31, 2011 were authorized for the issuance by an officer of the Company, pursuant to authority granted by the audit committee of the Board of Directors, on May 11, 2011.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies applied are consistent with those of the annual financial statements for the year ended June 30, 2010, as described in those annual financial statements, except as described in Note 4 to the consolidated financial statements. The consolidated financial statements are presented in the United States dollars (“U.S. dollars”).

Basis of Preparation

This consolidated interim financial information for the three and nine months ended March 31, 2011 has been prepared in accordance with IAS 34, ‘Interim financial reporting’. The consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended June 30, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial statements. The results of the three and nine months ended March 31, 2011 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2011.

The preparation of consolidated financial statements in conformity with IAS 34 requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial information are disclosed in Note 4 to the consolidated financial statements.

Change in an Accounting Estimate

During the nine months ended March 31, 2011, upon the APM acquisition, the Company performed a review and assessment of the useful lives of the Company’s property, plant and equipment. Based on the results of management’s review, the Company revised the estimated useful life of its manufacturing and facility equipment for depreciation purposes from 5 years to 8 years starting from December 1, 2010 on a prospective basis. The effect of this change was to decrease depreciation expense by $2,166,000 and $2,927,000, increase net income by $1,677,000 and $2,253,000, net of tax effect, and increase basic earnings per share by $0.07 and $0.10 and diluted earnings per share by $0.06 and $0.09 for the three and nine months ended March 31, 2011, respectively. The effect of this change is expected to decrease depreciation expense by approximately $2,166,000 for the three months ending June 30, 2011 and approximately $5,093,000 for the fiscal year ending June 30, 2011.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

New standards, amendments and interpretations effective

We had considered the impact of new standards, amendments and interpretations that were effective for financial years beginning on and after July 1, 2010 and the adoption of these new standards, amendments and interpretations did not have a material impact to the Company’s consolidated financial statements.

New standards, amendments and interpretations that are not yet effective and have not been early adopted by the Company

•

IFRS 9, “Financial instruments”, issued in December 2009. It addresses the classification and measurement of financial assets. IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss. The standard is effective for financial years beginning on or after January 1, 2013 but is available for early adoption. The Company has not yet assessed IFRS 9’s full impact but does not believe that it will have a material impact to the Company’s consolidated financial statements.

•

Revised IAS 24, “Related party disclosures”, issued in November 2009. It supersedes IAS 24, “Related party disclosures’, issued in 2003. The revision simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition and provides a partial exemption from the disclosure requirements for government-related entities. The revised IAS 24 is required to be applied for financial years beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The Company has not yet assessed the revised IAS 24’s full impact but does not believe that it will have a material impact to the Company’s consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 3—FINANCIAL RISK MANAGEMENT:

Summarized below are individual customers whose revenue or trade receivable balances were 10% or higher of the respective total consolidated amounts:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2011	2010	2011	2010
Percentage of revenue
Customer A	26.9%	30.7%	31.4%	33.1%
Customer B	38.1%	40.0%	35.7%	42.4%
Customer C	12.9%	11.8%	12.3%	9.6%

	As of March 31, 2011	As of June 30, 2010
Percentage of trade receivables
Customer A	28.5%	56.3%
Customer B	22.2%	8.2%
Customer C	17.4%	20.6%

The Company monitors its capital risk on the basis of the debt-to-equity ratio, which is calculated by dividing its total debt (including borrowings, trade and other payables, current and deferred income tax liabilities, provisions and other noncurrent liabilities as shown in the consolidated balance sheets) by the total shareholders’ equity.

The debt-to equity ratios are as follows:

(in thousands, except for ratio)	As of March 31, 2011	As of June 30, 2010
Trade and other payables	$73,421	$47,584
Trade and other payable to an associate	—	10,100
Provisions	2,580	1,788
Borrowings	13,245	3,680
Current income tax payable	6,522	3,917
Finance lease liabilities	579	1,007
Deferred income tax liabilities	35	25
Deferred Rent	901	670

Total debt	$97,283	$68,771

Total equity	$248,551	$189,396

Debt-to-equity ratio	0.4	0.4

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 4—CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of the Company’s consolidated financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation, estimated useful life for property, plant and equipment and useful life for intangibles.

Revenue Recognition

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company’s revenue is net of the effect of the estimated stock rotation returns and price adjustments that it expects to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company estimates provision for stock rotation returns based on historical returns and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company’s products. The Company estimates the expected price adjustments at the time revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for its products. If actual stock rotation returns or price adjustments differ from its estimates, adjustments may be recorded in the period when such actual information is known. Provision for price adjustments is recorded as contra trade receivables and provision for stock rotations is recorded as provisions in the consolidated balance sheets.

The Company recognizes packaging and testing services revenue upon shipments of serviced products to customers.

The Company’s revenue is subject to seasonality. Typically in the past, the Company has experienced sales peaks two to three months ahead of major holidays such as Christmas and the Lunar New Year. However, this seasonal pattern has been in the past, and may in the future be, changed due to a number of factors, including revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand. For example, this departure from the normal pattern was demonstrated by the strong revenue for the third fiscal quarter ended March 31 of both fiscal years 2010 and 2011, which typically had the lowest quarter revenue in our seasonal pattern. As a result, the Company’s revenue and operating results may fluctuate significantly from quarter to quarter.

Inventory Reserves

The Company carries inventories at the lower of cost or market on a first-in first-out basis. The Company records inventory reserves to adjust inventories to net realizable value when it believes that the net realizable value is less than the cost. Inventory reserves are made based on its periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. The Company’s sales forecasts may differ from actual results due to changes in market and economic conditions and changes in technologies. The difference between the actual and estimated reserves could have a material effect on the Company’s recorded inventory values and cost of goods sold.

Warranty Reserve

The Company provides a standard one-year warranty for the products it sells. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company’s warranty obligation is affected by product failure rates, the cost of replacement product, freight costs for failed parts and their replacement and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains a reserve for the related warranty costs based on its historical data and anticipated warranty claims known at the time that the estimate is made. If actual warranty costs differ significantly from estimates, revisions to the estimated warranty reserve would be required and any such adjustments could have a material impact to the Company’s consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

Accounting for Income Taxes

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Company records deferred tax assets if, based on the estimate of future taxable income in a particular jurisdiction, it is probable that the Company will be able to utilize deferred tax assets. The Company’s judgments regarding future taxable income may change due to changes in market conditions, tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently the estimates change in the future, the deferred tax assets we have established may increase or decrease, resulting in changes in income tax expense. The Company’s effective tax rate is highly dependent upon the geographic distribution of the worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carry forwards and the effectiveness of tax planning strategies. Income taxes in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Share-Based Compensation Expense

The Company recognizes share-based compensation expenses based on the estimated fair value of the share award. The fair values of share options and employee share purchase plan shares are determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. The fair value of the restricted stock unit is calculated based on fair value of its stock on the date of grant. Share-based compensation expense is significant to the consolidated financial statements and is calculated using the Company’s best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying common shares prior to the initial public offering (the “IPO”), expected term, share price volatility and forfeiture rates.

The Company establishes the expected term based on the historical data of similar entities’ data as adjusted for expected changes in future exercise patterns. The Company estimates forfeiture rates based on historical average period of time that options were outstanding and forfeited. The Company estimates expected volatility based on the volatility of similar entities whose shares are publicly available. The risk-free interest rate is based on the U.S. Treasury yields at the time of grant for periods corresponding to the expected term of the options. The expected dividend yield is zero based on the fact that the Company has not historically paid dividends and has no current intention to pay dividends.

Prior to the Company’s IPO that became effective on April 28, 2010, the absence of a public market for its common shares required the Company’s compensation committee of the board of directors, the members of which the Company believes have extensive business, industry, finance and venture capital experience, to estimate the fair value of the Company’s common shares for the purpose of granting options and for determining share-based compensation expense for the periods presented. In response to these requirements, the compensation committee, with input from management, estimated the fair value of the common shares at each meeting when options were granted. The Company commissioned an independent third party to conduct contemporaneous valuations to assist in the determination of the fair value of the common shares, except for the grant of options on March 1, 2010. The exercise price of options granted on March 1, 2010 was determined after considering a preliminary valuation analysis provided to the Company by the representatives of the Company’s underwriters, the valuation of the common shares performed by an independent third party at December 31, 2009 and other factors.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The Company’s contemporaneous valuations, using the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation , employed a two step process to arrive at an estimate of the value of the common shares. The first step of the analysis was to estimate the total enterprise value. The Company primarily relied on an income approach, specifically a discounted cash flow analysis, to estimate the total enterprise value. The discounted cash flow analysis involves applying appropriate risk-adjusted discount rates to estimated cash flows, based on forecasted revenue and costs. The assumptions used in connection with these valuations were based on the Company’s expected operating performance over the discrete forecast period. A terminal value was estimated for the value of the business beyond the discrete forecasted earnings period. This value was estimated by applying a multiple to the Company’s projections in the final year of the forecast period. The multiple was selected based on the data of a peer group of public companies in the industry. The discrete period cash flows and terminal value were then discounted to the present at the Company’s estimated cost of capital, which was developed through an analysis of required returns for companies in a similar stage of development. The results of the income approach were tested for reasonableness based on an analysis of the multiples of similar public companies.

The second step was to allocate our total enterprise value to the preferred and common classes of securities based on the relative rights and preferences of each class. The Company relied on the option pricing method, which treats the securities as call options on the underlying assets (or enterprise value) to allocate the enterprise value. Significant estimates required in the option pricing method include the expected time to liquidity, risk-free interest rate for the expected time to liquidity, expected dividend yield, fair value of the aggregate enterprise value and expected volatility of the underlying enterprise value.

Additionally, the Company considered a probability-weighted expected return method to estimate the value of the common shares. This methodology considers various scenarios of future exit events, including a public offering, sale, liquidation or remaining private. An estimate of future exit periods and events are made and the exit values are allocated to each class of security based on the rights and preferences that would be exercised to maximize the value of each class, based on seniority. The allocated values are then discounted to the present and weighted based on an assessment of the probability of each scenario. Probabilities of each scenario have been assessed by management at each date, based on consideration of then-current market conditions and changes in the underlying prospects of the Company.

The Company also reviewed a variety of factors in determining the deemed fair value of the common shares such as its own operating and financial performance, the introduction of new products, the price of the preferred share financings with third-party investors in arm’s length transactions, the lack of a public market for its common shares, industry growth and volume, the performance of similarly situated companies in our industry and stock market indices, emerging trends and issues, trends in consumer confidence and spending, overall economic indicators and the general economic outlook.

Investment in an Associate

Prior to the APM Acquisition, the Company held a 40.3% equity interest in APM at June 30, 2010. The Company made an additional equity investment of $1,830,000 in APM in October 2010 and held a 43% equity interest in APM. APM was considered to be an associate after due consideration of the provisions under IAS 27, Consolidated and Separate Financial Statements, IAS 28, Investments in Associates and SIC Interpretation 12, Consolidation—Special Purpose Entities , including criteria such as the level of control or influence over the financial and operating policies of APM, the composition of APM’s board of directors, and the existence of any contractual obligation for APM to provide services to, or conduct its activities on behalf of the Company. The investment in APM was accounted for under the equity method of accounting. Upon the APM Acquisition was completed on December 3, 2010, APM became a wholly owned subsidiary of the Company and APM’s operating results were fully consolidated in the Company’s consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

Estimated Useful Life for Property, Plant and Equipment and for Intangibles

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of the assets. Identified intangibles acquired in a business combination are recognized at fair value at the acquisition date and amortized on a straight-line basis over their estimated economic lives of three to four years. Prior to December 3, 2010, the APM acquisition date, the Company’s manufacturing machinery and equipment were depreciated over a useful life of 5 years. Upon the completion of the APM Acquisition, the Company revised the estimated useful life of its manufacturing and facility equipment for depreciation purposes from 5 years to 8 years on a prospective basis.

NOTE 5—SEGMENT INFORMATION

The Company is organized as, and operates in, one operating segment: design, development and marketing of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-maker is the Chief Executive Officer. The financial information presented to the Company’s Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and revenue by geographic locations in which the Company operates, for purposes of evaluating financial performance and allocating resources. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

The Company is domiciled in Bermuda. Substantially all of the Company’s revenue is derived from external customers outside the place of domicile. The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company’s distributors sell their products to end customers which may have global presence, revenue by geographical location are not necessarily representative of the geographical distribution of sales to end user markets. The revenue by geographical location in the following tables are based on the country or region in which the products were shipped to:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Hong Kong	$80,391	$75,204	$244,863	$213,403
Korea	3,402	2,105	7,387	2,303
China	6,000	—	7,847	—
United States	272	212	1,496	320
Other countries	1,009	151	2,880	345

	$91,074	$77,672	$264,473	$216,371

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The following is a summary of revenue by product type:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Power discrete	$68,767	$66,106	$207,417	$188,327
Power IC	16,179	11,566	49,081	28,044
Packaging and testing services	6,128	—	7,975	—

	$91,074	$77,672	$264,473	$216,371

The following is a summary of noncurrent assets by geographic region where the assets are located:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
United States	$15,067	$5,821
Taiwan	560	473
China	119,596	69,311
The Cayman Islands	887	639
Other countries	195	186

	$136,305	$76,430

The Company’s noncurrent assets located in the Cayman Islands represent patents and exclusive licenses acquired by the Company.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
	(in thousands)
As of July 1, 2009
Cost	$19,679	$7,072	$4,971	$650	$7,668	$935	$40,975
Accumulated depreciation	(3,352)	(4,261)	(3,605)	(411)	(1,092)	—	(12,721)

Net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254

For the Nine Months Ended March 31, 2010
Opening net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254
Additions (net of transfer)	4,726	859	335	110	330	4,395	10,755
Disposals	—	(2)	—	—	—	—	(2)
Depreciation	(3,248)	(902)	(666)	(88)	(617)	—	(5,521)

Closing net book amount	$17,805	$2,766	$1,035	$261	$6,289	$5,330	$33,486

As of March 31, 2010
Cost	$24,405	$7,917	$5,306	$760	$7,998	$5,330	$51,716
Accumulated depreciation	(6,600)	(5,151)	(4,271)	(499)	(1,709)	—	(18,230)

Net book amount	$17,805	$2,766	$1,035	$261	$6,289	$5,330	$33,486

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
	(in thousands)
As of July 1, 2010
Cost	$32,417	$8,314	$5,417	$1,080	$9,626	$7,635	$64,489
Accumulated depreciation	(7,894)	(5,454)	(4,471)	(537)	(1,970)	—	(20,326)

Net book amount	$24,523	$2,860	$946	$543	$7,656	$7,635	$44,163

For the Nine Months Ended March 31, 2011
Opening net book amount	$24,523	$2,860	$946	$543	$7,656	$7,635	$44,163
Foreign Exchange differences	—	(54)	(26)	(17)	(10)	—	(107)
APM acquisition	44,772	158	134	154	3,260	3,413	51,891
Additions (net of transfer)	19,791	1,078	392	98	2,225	6,520	30,104
Disposal	—	(41)	—	—	—	—	(41)
Depreciation	(7,554)	(783)	(487)	(169)	(1,121)	—	(10,114)

Closing net book amount	$81,532	$3,218	$959	$609	$12,010	$17,568	$115,896

As of March 31, 2011
Cost	$96,966	$9,192	$5,915	$1,317	$14,794	$17,568	$145,752
Accumulated depreciation	(15,434)	(5,974)	(4,956)	(708)	(2,784)	—	(29,856)

Net book amount	$81,532	$3,218	$959	$609	$12,010	$17,568	$115,896

Depreciation expense was charged to the consolidated statements of income as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Cost of goods sold	$3,981	$1,566	$8,961	$4,436
Research and development expenses	308	255	670	738
Selling, general and administrative expenses	161	100	483	347

	$4,450	$1,921	$10,114	$5,521

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 7-INTANGIBLE ASSETS:

	Patents and Exclusive Rights	Computer Software	Trade Name	Customer Relationships	Total
	(in thousands)
As of July 1, 2009
Cost	$1,566	$5,594	$—	$—	$7,160
Accumulated amortization	(708)	(1,332)	—	—	(2,040)

Net book amount	$858	$4,262	$—	$—	$5,120

For the Nine Months Ended March 31, 2010
Opening net book amount	$858	$4,262	$—	$—	$5,120
Additions	—	30	—	—	30
Amortization charge	(191)	(901)	—	—	(1,092)

Closing net book amount	$667	$3,391	$—	$—	$4,058

As of March 31, 2010
Cost	$1,566	$5,624	$—	$—	$7,190
Accumulated amortization	(899)	(2,233)	—	—	(3,132)

Net book amount	$667	$3,391	$—	$—	$4,058

As of July 1, 2010
Cost	$1,566	$5,740	$—	$—	$7,306
Accumulated amortization	(950)	(2,536)	—	—	(3,486)

Net book amount	$616	$3,204	$—	$—	$3,820

For the Nine Months Ended March 31, 2011
Opening net book amount	$616	$3,204	$—	$—	$3,820
Additions	—	84	250	1,150	1,484
Disposals	—	(6)	—	—	(6)
Amortization charge	(150)	(955)	(28)	(96)	(1,229)

Closing net book amount	$466	$2,327	$222	$1,054	$4,069

As of March 31, 2011
Cost	$1,566	$5,818	$250	$1,150	$8,784
Accumulated amortization	(1,100)	(3,491)	(28)	(96)	(4,715)

Net book amount	$466	$2,327	$222	$1,054	$4,069

Trade name and customer relationship were acquired during the nine months ended March 31, 2011 through the APM Acquisition as described in Note 25.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

Amortization of the Company’s intangible assets has been included in the statements of income as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Cost of goods sold	$—	$8	$—	$41
Research and development expenses	164	151	487	452
Selling, general and administrative expenses	299	200	742	599

	$463	$359	$1,229	$1,092

NOTE 8—INVESTMENT IN AN ASSOCIATE:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Beginning of the period	$—	$23,498	$25,693	$19,399
Share of profit	—	815	1,984	4,914
Additional investment made	—	—	1,831	—
APM Acquisition (Note 25)	—	—	(29,508)	—

End of the period	$—	$24,313	$—	$24,313

NOTE 9—OTHER NONCURRENT ASSETS:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
Deposit for manufacturing capacity	$5,000	$—
Operating leases deposits	474	458

	$5,474	$458

On October 1, 2010, the Company entered into an agreement with a third-party manufacturer and paid a non-refundable fee of $5,000,000 that provides the Company with the ability in the future to increase its manufacturing capacity.

NOTE 10—TRADE RECEIVABLES:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
Net billings	$53,698	$39,120
Less: Provision for price adjustments	(14,021)	(8,451)
Less: Provision for impairment	(30)	(30)

Trade receivables	$39,647	$30,639

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The carrying amounts of trade receivables approximate their fair values due to their short maturity terms, and they are denominated in U.S. dollars.

The following is the aging analysis of net billings which were past due but not impaired. These relate to a number of distributors and non-distributors with no recent history of default.

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
Past due but not impaired
1-30 days past due	$1,758	$1,104
31-60 days past due	396	52
over 61 days past due	566	—

	$2,720	$1,156

Changes in the provision for price adjustments are as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Beginning of the period	$10,941	$11,635	$8,451	$11,002
Provision for the period	20,163	22,029	56,541	67,784
Utilized	(17,083)	(23,731)	(50,971)	(68,853)

End of the period	$14,021	$9,933	$14,021	$9,933

NOTE 11—INVENTORIES:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
Raw materials	$25,267	$8,953
Work in progress	20,247	8,949
Finished goods	8,138	10,413

	$53,652	$28,315

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 12—SHARE CAPITAL AND SHARE PREMIUM:

Common Shares

On March 17, 2010, the shareholders of the Company approved a 2-to-1 reverse share split of the Company’s common and preferred shares which became effective on March 17, 2010. All share and per share information included in the accompanying financial statements has been adjusted to reflect this reverse share split.

On April 28, 2010, the Company’s initial public offering (the “IPO”) became effective and closed on May 4, 2010, in which 5,085,985 common shares were sold, including 3,400,000 shares newly issued and 1,685,985 shares sold by the Company’s selling shareholders, at the IPO price of $18.00 per share. Gross proceeds received by the Company from the 3,400,000 shares were $61,200,000, and net proceeds were $53,262,000 after deducting $4,284,000 for underwriting discounts and commissions and approximately $3,654,000 for other offering related costs. All of the Company’s outstanding preferred shares were automatically converted into common shares and these preferred shares ceased to exist upon the closing of the IPO.

As disclosed in Note 25 to the consolidated financial statements, on December 3, 2010, the Company issued 1,766,159 common shares valued at $13.06 per share as part of the consideration in the APM Acquisition.

The Company’s bye-laws, as amended, authorized the Company to issue 50,000,000 common shares with par value of $0.002. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding. No dividends had been declared as of March 31, 2011.

The changes in the Company’s issued and fully paid common shares were as follows:

	Number of Shares	Amount of Share Capital	Amount of Share Premium	Total Amount
	(in thousands)
As of July 1, 2009	7,919	$16	$89	$105
Proceeds from exercise of share options	51	—	98	98

As of March 31, 2010	7,970	$16	$187	$203

As of July 1, 2010	22,101	$44	$103,803	$103,847
IPO issuance costs	—	—	(117)	(117)
Proceeds from Employee Share Purchase Plan	84	—	840	840
APM acquisition	1,766	4	23,062	23,066
Proceeds from exercise of share options	446	1	1,924	1,925

As of March 31, 2011	24,397	$49	$129,512	$129,561

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

2000 Share Plan

The 2000 Share Plan (the “2000 Plan”), as amended, authorized the Board of Directors to grant incentive share options and nonstatutory share options to employees, directors and consultants of the Company for up to 5,425,000 common shares. Under the 2000 Plan, incentive share options and nonstatutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common share at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

In connection with the adoption of the 2009 Share Option/Share Issuance Plan (“2009 Plan”) on September 18, 2009, the 2000 Share Plan was terminated and no further awards were granted under the 2000 Share Plan since then.

2009 Share Option/Share Issuance Plan

The 2009 Share Plan (the “2009 Plan”), as approved in September 2009 at the annual general meeting of shareholders, and as amended and restated in connection with the Company’s IPO, authorized the Board of Directors to grant incentive share options, nonstatutory share options and restricted shares to employees, directors, and consultants of the Company. The Company has initially reserved 1,250,000 common shares under the 2009 Plan. The number of common shares available for issuance under the Plan shall automatically increase in January each calendar year during the term of the Plan, beginning with calendar year 2011, by the lesser of 3% of the total number of common shares outstanding or 750,000 shares. This increase was 729,243 shares for calendar year 2011.

Under the 2009 Plan, incentive share options and restricted stock units are to be granted at a price that is not less than 100% and nonstatutory share options are to be granted not less than 85% of the fair value of the common shares, at the date of grant for employees and consultants. Options and restricted stock units generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

The 2009 Plan is divided into three incentive compensation programs: Discretionary Grant Program, Share Issuance Program and Automatic Grant Program. Under the Discretionary Grant Program, eligible individuals may be granted options to purchase common shares and share appreciation rights tied to the value of the Company’s common shares. Under the Share Issuance Program, eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Under the Automatic Grant Program, eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service. Each non-employee board members was granted an option to purchase 7,500 common shares on April 28, 2010 equal to the IPO price. On the date of each annual shareholders meeting beginning in 2010, each individual who commences service as a non-employee board member by reason of his or her election to the board at such meeting and each individual who will continue to serve as a non-employee board member will automatically be granted an option to purchase 7,500 common shares.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

A summary of the status of the 2000 Plan and 2009 Plan and changes during the nine months ended March 31, 2011 and 2010 is presented as follows:

	Number of Options Outstanding	Weighted Average Exercise Price
As of June 30, 2009	4,111,292	$7.26
Options granted	367,750	10.96
Options exercised	(50,875)	1.92
Options cancelled or forfeited	(201,163)	9.91

As of March 31, 2010	4,227,004	$7.52

As of June 30, 2010	4,733,133	$8.70
Options granted	394,000	12.82
Options exercised	(445,901)	4.28
Options cancelled or forfeited	(127,061)	11.73

As of March 31, 2011	4,554,171	$9.41

The weighted average fair values of the options granted on the date of grant were $6.70 and $5.25 during the nine months ended March 31, 2011 and 2010, respectively. They were determined using the Black-Scholes option pricing model. The significant inputs into the model were as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
Fair value of common shares at grant dates	$12.68-$13.83	$15.00	$10.22-$13.83	$8.40 - $15.00
Exercise price	$12.68-$13.83	$15.00	$10.22-$13.83	$8.40 - $15.00
Volatility rate	48% - 49%	51%	48% - 49%	49% - 51%
Risk-free interest rate	2.1% - 2.4%	2.3%	1.0% - 2.4%	2.2% - 2.6%
Expected option life	5.5 years	5.5 years	5.5 years	5.5 years
Dividend yield	0%	0%	0%	0%

Restricted Stock Unit Activity

A summary of the restricted stock unit activities under the 2009 Plan and changes during the nine months ended March 31, 2011 is presented as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Recognition Period (Years)
Outstanding at July 1, 2010	—	—	—
Awards granted	210,500	$12.33	4.68
Awards forfeited	(12,700)	—	—

Outstanding at March 31, 2011	197,800	$12.33	4.68

The estimated fair value of restricted stock units is based on the market price of the Company’s stock on the grant date.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

Employee Share Purchase Plan (the “ESPP”)

The Employee Share Purchase Plan (“Purchase Plan” or “ESPP”) was established in May 2010 upon the completion of the Company’s IPO. The Purchase Plan provided for a series of overlapping offering periods with a duration of 24 months, with new offering periods, except the first offering period, which commenced on April 28, 2010, generally beginning on May 15 and November 15 of each year. The Purchase Plan allows employees to purchase common shares through payroll deductions of up to 15% of their eligible compensation. Such deductions will accumulate over a six-month accumulation period without interest. After such accumulation period, common shares will be purchased at a price equal to 85% of the fair market value per share on either the first day the offering period or the last date of the accumulation period, whichever is less. No participant may purchase more than $25,000 worth of common stock in any one calendar year period.

The Company has initially reserved 600,000 common shares for issuance under the ESPP. The share reserve will automatically increase in January of each calendar year during the term of the ESPP, beginning with calendar year 2011, by the lesser of 0.75% of the outstanding common shares or 250,000 shares. This increase was 182,311 shares for calendar year 2011.

The ESPP is compensatory and results in compensation expense. The fair values of common shares to be issued under the ESPP were determined using the Black-Scholes pricing model. The significant inputs into the model were as follows:

Nine Months Ended March 31, 2011
Volatility rate	50%
Risk-free interest rate	0.2% - 1.0%
Expected term	1.3 years
Dividend yield	0%

The total share-based compensation expense, including share options, the ESPP and restricted stock units described above, recognized in the consolidated statement of income for the three and nine months ended March 31, 2011 and 2010 are as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)
Cost of goods sold	$126	$81	$399	$133
Research and development expenses	420	193	1,202	596
Selling, general and administrative expenses	897	400	2,750	1,169

	$1,443	$674	$4,351	$1,898

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 13—FINANCE LEASE LIABILITIES:

Finance lease liabilities include the following:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
Software license	$435	$851
Technology license	144	156

	579	1,007
Less: current portion	449	571

Long-term finance lease liabilities	$130	$436

Future minimum lease payments at March 31, 2011 and June 30, 2010 are as follows:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
No later than one year	$474	$624
Later than one year and no later than five years	100	399
Later than five years	75	100

	649	1,123
Less amount representing interest	70	116

Total finance lease liabilities	$579	$1,007

Finance lease liabilities are recognized at the present value of the minimum lease payments at the inception of the lease. The discount rate used in calculating the present value of the minimum lease payments is the Company’s incremental borrowing rate.

NOTE 14—BORROWINGS:

In April 2010, one of the Company’s subsidiaries in China entered into a line of credit arrangement with a Chinese bank to allow the Company to draw down, from time to time, up to 80% of the balance of the subsidiary’s accounts receivable with a maximum amount of 40 million Chinese Yuan (equivalent of $6,098,000 as of March 31, 2011) to finance the subsidiary’s accounts receivable on a maximum of 120-day repayment term. The interest rate on each drawdown varies and indexes to the published London Interbank Offered Rate per annum. The outstanding loan balances were $4,700,000 and $3,680,000 at March 31, 2011 and June 30, 2010, respectively. The carrying amounts of the borrowings at March 31, 2011 and June 30, 2010 approximated their fair value. The effective interest rate for the borrowing was 3.5% for both the three and nine months ended March 31, 2011.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

In December 2010 the Company acquired APM and assumed APM’s bank borrowing liabilities. The outstanding balance from these bank borrowings was $8,545,000 at March 31, 2011. These borrowings were made under various line of credit agreements with local banks. The interest rate on each drawdown from these lines of credit varies and indexes to the published London Interbank Offered Rate per annum. The following summaries these lines of credit and balances at March 31, 2011:

Line of Credit	Maturity Date	Maximum Limit in Chinese Yuan	Maximum Limit in U.S. Dollar Equivalent	Borrowing Balance at March 31, 2011	Available credit at March 31, 2011
		(in thousands)
A	July 16, 2011	105,000	$15,909	$961	$14,948
B	August 16, 2011	40,000	6,061	6,022	39
C	July 20, 2011	30,000	4,545	—	4,545
D	June 12, 2011	15,000	2,273	—	2,273
E	July 31, 2011	—	3,000	1,562	1,438

			$31,788	$8,545	$23,243

The proceeds from these loan agreements are used to finance APM’s purchases of property, plant and equipment and inventory materials on a short term basis. The carrying amounts of the borrowings at March 31, 2011 approximated their fair values. APM’s property, plant and equipment with carrying amount of $60,492,000 were pledged as collateral for one of the borrowings at March 31, 2011. The effective interest rate for these borrowings was 3.0% and 2.9% for the three and nine months ended March 31, 2011, respectively.

NOTE 15—CASH AND CASH EQUIVALENTS:

	As of	As of
	March 31, 2011	June 30, 2010
	(in thousands)
Cash at bank and on hand	$61,574	$43,601
Short-term bank deposits	50,679	75,400

Cash and cash equivalents	$112,253	$119,001

Denominated in
U.S. Dollar	$97,433	$117,257
Chinese Yuan (RMB)	14,128	1,327
Others	692	417

	$112,253	$119,001

NOTE 16—DEFERRED INCOME TAX:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	As of	As of
	March 31,	June 30,
	2011	2010
	(in thousands)
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	$9,349	$1,483
Deferred tax asset to be recovered within 12 months	1,517	813

	$10,866	$2,296

Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	$(35)	$(25)

	$(35)	$(25)

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The gross movement in the deferred income tax account is as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Beginning of the period	$10,499	$1,518	$2,271	$1,123
Charged to statement of income	254	679	665	1,074
Purchase accounting adjustment	—	—	7,748	—
Exchange differences	77	—	146	—

End of the period	$10,830	$2,197	$10,830	$2,197

The changes in deferred income tax assets and liabilities during the nine months ended March 31, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred Income Tax Assets

	Tax Credits	Accrued Compensation	Accelerated Tax Depreciation	Others	Total
	(in thousands)
At June 30, 2010	$812	$730	$1,295	$450	$3,287
Charged/(credited) to the income statement	(33)	52	757	(72)	704
Purchase accounting adjustment	—	307	7,389	402	8,098
Exchange differences	—	12	133	13	158

At March 31, 2011	$779	$1,101	$9,574	$793	$12,247

Deferred Income Tax Liabilities

	Accelerated Tax Depreciation	Intangible Assets	Others	Total
	(in thousands)
At June 30, 2010	$(759)	$—	$(257)	$(1,016)
Charged/(credited) to statement of income	(54)	37	(21)	(38)
Purchase accounting adjustment	—	(350)	—	(350)
Exchange differences	(3)	(6)	(4)	(13)

At March 31, 2011	$(816)	$(319)	$(282)	$(1,417)

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

Deferred income tax assets are recognized for credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company recognized $779,000 and $812,000 of U.S. federal research tax credit carried forward as of March 31, 2011 and June 30, 2010, respectively. The U.S. federal tax research credit at March 31, 2011 included the benefit of $209,000 of U.S. federal research credits recognized during the nine months ended March 31, 2011 due to the retroactive reinstatement of a previously expired tax credit. The Company did not recognize deferred income tax assets of $1,316,000 and $1,296,000 related to California state tax credits carried forward at March 31, 2011 and at June 30, 2010, respectively, as the Company could not conclude that it would be probable that sufficient future taxable income would be generated to utilize these tax credits. The U.S. federal tax credits carried forward expire after 20 years, and there is no expiry dates for the California state tax credits carried forward. The credit carry-forwards are subject to change of ownership limitations under U.S. federal and state tax laws.

The Company and its subsidiaries conduct their businesses in several countries and regions and are subject to taxation in those jurisdictions. Dividend distributions received from the Company’s foreign subsidiaries may be subject to local withholding taxes when, and if, distributed. Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries because the Company’s intent is to indefinitely reinvest any undistributed earnings in those subsidiaries. It is not practical to determine the amount of the liability if dividends from those subsidiaries were to occur. Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided were $19,605,000 and $14,301,000 at March 31, 2011 and at June 30, 2010, respectively.

NOTE 17—TRADE AND OTHER PAYABLES:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
Trade payables	$60,427	$37,930
Accrued salaries and wages	1,704	810
Accrued vacation	1,333	880
Accrued bonuses	2,436	3,955
Accrued professional fees	1,177	895
ESPP payable	512	227
Customer deposits	986	869
Other accrued expenses	4,846	2,018

	$73,421	$47,584

The carrying amounts of trade payables for the Company approximate their fair values due to their short maturity terms. They have contractual maturities ranging from 30 to 90 days.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 18—PROVISIONS:

	Warranty	Stock Rotation	Total
	(in thousands)
At June 30, 2010	$1,275	$513	$1,788
Provision	871	3,494	4,365
Release of unused amount	(928)	(68)	(996)
Utilization	(516)	(2,061)	(2,577)

At March 31, 2011	$702	$1,878	$2,580

NOTE 19—EXPENSES BY NATURE:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Changes in inventories of finished goods and work in progress	$(5,787)	$124	$(3,746)	$(2,229)
Assembly and testing fee	1,373	21,362	33,286	63,036
Raw materials used	51,213	28,592	125,189	81,090
Warranty expense (net of released)	58	110	(57)	674
Shipping costs	1,201	819	3,179	2,247
Depreciation and amortization	4,913	2,266	11,343	6,613
Provision for write-down of inventories, net	489	99	2,426	216
Product prototypes	2,867	1,743	6,748	5,612
Employee benefit expense	14,549	9,207	37,533	24,234
Professional services fees	1,413	616	4,043	2,577
Rent and utilities expenses	2,528	375	5,558	1,170
Commission expense	326	40	1,564	40
Insurance expense	836	431	1,935	1,278
Other expenses	4,215	2,601	7,591	4,809

Total cost of goods sold and operating expenses	$80,194	$68,385	$236,592	$191,367

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 20—EMPLOYEE BENEFIT EXPENSE:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Wages, salaries and bonuses	$12,172	$7,935	$31,025	$20,805
Share-based compensation	1,443	674	4,351	1,898
Social security costs	358	307	818	683
Pension costs-defined contribution plans	576	291	1,339	848

	$14,549	$9,207	$37,533	$24,234

NOTE 21—INCOME TAX EXPENSE:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Overseas	$1,093	$1,173	$2,632	$2,214
Deferred income tax	(254)	(679)	(665)	(1,074)

	$839	$494	$1,967	$1,140

The income tax on the Company’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to the profit of the consolidated entities as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Profit before income tax	$10,862	$10,082	$30,817	$29,786

Tax calculated at domestic tax rates applicable to profits in the respective countries which the entities conduct business	946	454	2,351	1,071
Income not subject to tax	(3)	(2)	(14)	(19)
Expenses not deductible for tax purposes	(26)	34	35	102
Overseas tax credits	(105)	(87)	(522)	(173)
Others	27	95	117	159

Income tax expense	$839	$494	$1,967	$1,140

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The current income tax liabilities are detailed as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Beginning of the period	$6,039	$2,602	$3,917	$2,545
Current income tax expense	1,093	1,173	2,632	2,214
Foreign currency translation	(1)	4	14	4
Reclassification to tax receivable	—	11	—	11
(Payments), net of refunds, during the period	(609)	(168)	(1,149)	(1,152)
Purchase accounting adjustment	—	—	1,108	—

End of the period	$6,522	$3,622	$6,522	$3,622

NOTE 22—EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to the equity holders of the Company by the weighted average number of common shares issued and outstanding during the reporting periods.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has three categories of potential dilutive common shares: convertible preferred shares, share options, and restricted stock units. The convertible preferred shares are assumed to have been converted into common shares for the three and nine months ended March 31, 2010. All of the Company’s outstanding preferred shares were automatically converted into common shares and these preferred shares ceased to exist upon the closing of the IPO on May 4, 2010. For share options and restricted stock units, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average fair value of the Company’s common shares) based on the monetary value of the subscription rights attached to outstanding share options and restricted stock units. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of the share options and issuance of restricted stock units.

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands of shares)
Shares used in computing basic earnings per share	24,372	7,970	23,155	7,949
Adjustment for:
Assumed conversion of convertible preferred shares	—	10,712	—	10,712
Diluted effect of share options	1,490	1,919	1,511	1,519
Diluted effect of unvested restricted stock units	25	—	7	—

Shares used in computing diluted earnings per share	25,887	20,601	24,673	20,180

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The following potential dilutive securities are not included in the above calculation because their effect was anti-dilutive for the periods indicated:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands of shares)
Share options to purchase common share	1,479	—	1,971	970
Employee stock purchase plan to purchase common share	6	—	12	—

Total anti-diluted common share equivalents	1,485	—	1,983	970

NOTE 23—CASH GENERATED FROM OPERATIONS:

	Nine Months Ended
	Mar 31,
	2011	2010
	(in thousands)
Profit before income tax	$30,817	$29,786
Adjustments for:
Depreciation (Note 6)	10,114	5,521
Amortization (Note 7)	1,229	1,092
Interest expense	187	162
Share of profit from an associate (Note 8)	(1,984)	(4,914)
Share-based compensation (Note 12)	4,351	1,898
Loss on disposal of property, plant and equipment and intangible assets	47	2
Gain on equity investment (Note 25)	(998)	—

	43,763	33,547

Changes in working capital, net of effect of the APM Acquisition:
Inventories	(14,827)	(3,242)
Trade receivables	(2,459)	(1,910)
Other current and noncurrent assets	350	(1,032)
Deferred rent	231	—
Trade and other payables	9,541	(3,513)
Trade and other payables to an associate	1,277	466
Provisions	793	(712)

	(5,094)	(9,943)

Cash generated from operations	$38,669	$23,604

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 24—COMMITMENTS:

Capital expenditures that the Company has committed to at the balance sheet date but not yet incurred are as follows:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
Property, plant and equipment contracted but not provided for	$7,462	$7,032

The Company leases office space under non-cancellable operating leases with various expiration dates through 2022. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31, 2011	As of June 30, 2010
	(in thousands)
No later than one year	$2,388	$1,664
Later than one year and no later than five years	8,528	6,542
Later than five years	7,664	8,559

	$18,580	$16,765

As of March 31, 2011 and June 30, 2010, the Company had approximately $60,932,000 and $33,357,000 outstanding purchase commitments for purchases of semiconductor raw materials, wafers and packaging and testing services, respectively.

NOTE 25—BUSINESS COMBINATION

On December 3, 2010, the Company acquired all of the issued and outstanding shares of APM that were not already owned by the Company. Based on the closing price of the Company’s common share at $13.06 per share on December 3, 2010, the acquisition date, the total consideration for the APM Acquisition was $40,045,000, comprising of $16,979,000 in cash and 1,766,159 shares of the Company’s common share. Prior to the APM Acquisition, the Company held a 40.3% equity interest in APM at June 30, 2010. The Company made an additional equity investment of $1,830,000 in APM in October 2010 and held a 43% equity interest in APM. The APM investment was accounted for using the equity method of accounting. Upon closing of the APM Acquisition, APM became a wholly-owned subsidiary of the Company. The acquisition further strengthens the Company’s package development capability and enhances the Company’s delivery performance.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The Company uses the acquisition method of accounting to account for the business combination. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Company. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred and the acquisition-date fair value of previous equity interest over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the differences is recognized directly in the statement of income. There was no goodwill or gain from bargain purchase arising from the APM Acquisition.

The consideration transferred for the APM Acquisition, the acquisition-date fair value of previous equity interest in APM and the preliminary purchase price allocation are as follows:

At acquisition date
(in thousands)
Purchase Consideration at December 3, 2010
Cash	$16,979
Equity instruments ( 1,766,159 common shares)	23,066

Total consideration transferred	40,045
Fair value of equity interest in APM held before the business combination	30,505

Total consideration	$70,550

Identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	$15,410
Trade receivables and other receivable	6,549
Trade receivables from the Company	11,377
Inventories	10,510
Prepayments	275
Property, plant and equipment	51,892
Trade name	250
Customer Relationships	1,150
Deferred tax assets	7,748
Trade and other payables	(22,157)
Borrowings	(11,346)
Income tax payable	(1,108)

Total identifiable net assets	$70,550

The acquisition related costs of $360,000, including accounting, tax and audit fees, were recorded in selling, general and administrative expenses in the consolidated income statement for the nine months ended March 31, 2011.

The fair values of the acquired trade name of $250,000 and the customer relationship of $1,150,000 were determined based on the income approach and multi-period excess earnings method. Trade name and customer relationships are amortized over the estimated life of 3 years and 4 years on a straight line basis, respectively.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

The fair value of the acquired property, plant and equipment of $51,892,000 was based on the cost approach and excess earnings approach and considered:

•	Estimation of the current replacement cost of the assets;

•	Physical depreciation and certain obsolescence adjustments; and

•	Estimation of the net present value of expected future cash flows to be generated by the acquired fixed assets.

The carrying value of the 43% equity interest in APM was $29,507,000 on the acquisition date. The Company recognized a gain of $998,000 as a result of measuring at fair value. The gain was included in the Company’s statement of income for the nine months ended March 31, 2011.

The Company’s revenue for the nine months ended March 31, 2011 included APM’s $7,975,000 revenue generated by providing packaging and testing services to third parties since the APM Acquisition. The Company’s net profit also included APM’s operating results which were integrated with the Company’s operations and consolidated in the Company’s consolidated financial statements.

Pro forma financials

The pro forma financial results for the nine months ended March 31, 2011 combines the historical results of APM with those of the Company as if the acquisition had been completed as of the beginning of the periods presented. The pro forma weighted average number of shares outstanding also assumes that the shares issued as purchase consideration were outstanding as of the beginning of the periods presented.

Pro Forma Combined Statement of Income

Nine Months Ended
March 31, 2011
(in thousands)
Revenue	$275,165
Net profit	$30,205
Pro forma weighted average shares outstanding
- basic	24,136
- diluted	25,654

These amounts have been calculated after eliminating APM’s inter-company revenue from the Company and associated cost of goods sold, applying the Company’s accounting policies and adjusting the results of APM to reflect the additional cost of goods sold and amortization that would have been charged assuming the fair value adjustments to inventory, fixed assets and intangible assets had been applied from July 1, 2010.

The pro forma financial information is presented for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions of APM had taken place at the beginning of period presented, nor is it indicative of the future results of the combined company.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(UNAUDITED)

NOTE 26—RELATED PARTY TRANSACTIONS:

The following transactions were carried out with related parties:

Purchase of Services and Used Equipment

Prior to the APM Acquisition on December 3, 2010, the Company was a majority customer of APM. The Company purchases semiconductor packaging and testing services from APM during its ordinary course of business. During the nine months ended March 31, 2010, the Company also purchased certain used equipment from APM. The related party transactions and balances are as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Trade and other payables to APM (Beginning of period)	$—	$6,253	$10,100	$9,281
Purchase of semiconductor packaging and testing services from APM	—	21,684	29,186	58,630
Purchase of used equipment from APM	—	—	—	165
Payments made to APM	—	(18,190)	(27,909)	(58,329)
Acquisition of subsidiary	—	—	(11,377)	—

Trade and other payables to APM (End of period)	$—	$9,747	$—	$9,747

The carrying amounts of payables to APM approximate their fair value due to its short maturity term.

Key Management and Director Compensation

Key management includes the Company’s Chief Executive Officer and his executive members. The following outlines the cash compensation and share-based compensation to key management and directors for the periods presented:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Salaries	$605	$588	$1,795	$1,876
Bonuses	385	9	1,356	43
Share-based compensation	619	187	1,729	621
Other compensation	12	—	63	31
Non executive directors fees	40	4	125	20

	$1,661	$788	$5,068	$2,591

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated interim financial statements and the notes to those statements included elsewhere in this Form 6-K. Our consolidated interim financial statements contained in this Form 6-K are prepared in accordance with IAS 34, “Interim Financial Reporting”. All references to “we”, “us”, “our” or “the Company” refer to Alpha and Omega Semiconductor Limited and its subsidiaries.

Overview

We are a designer, developer and global supplier of a broad range of power semiconductors. We have a broad portfolio of power semiconductors that we actively market and we seek to continuously add to our product portfolio each year. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our products portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, smart phones, flat panel TVs, battery packs, portable media players, UPS, motor control and power supplies. In March 2011, we launched our high-voltage MOSFET product line with the introduction of AlphaMos technology platform that enables us to develop a portfolio of products based on this new platform.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary power discrete processes at these third-party foundries to maximize the performance and quality of our products. Following our acquisition of Agape Package Manufacturing Ltd. (“APM”) on December 31, 2010, we primarily rely upon our in-house capacity for packaging and testing. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

Our IPO became effective on April 28, 2010 and closed on May 4, 2010. On December 3, 2010, we acquired control of APM in a cash and stock transaction with a purchase price of $40.0 million (the “APM Acquisition”). We had a 43% equity interest in APM prior to the acquisition and the equity investment was accounted for under the equity method of accounting. After the acquisition, APM became our wholly owned subsidiary.

Factors affecting our performance

Our performance is affected by several key factors, including the following:

Global economic conditions: Because our products primarily serve consumer applications, global economic conditions could materially affect our revenue.

Distributor ordering patterns and seasonality: Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlooks and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Typically in the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and Lunar New Year. However, this seasonal pattern has been in the past, and may in the future be, changed due to a number of factors, including revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products. For example, this departure from the normal pattern was demonstrated by the strong revenue for the third fiscal quarter ended March 31 of both fiscal years 2010 and 2011, which typically had the lowest quarter revenue in our seasonal pattern.

Product introductions and customers’ specification: Our success depends on our ability to introduce products on a timely basis that meet our customers’ specifications. Both factors – timeliness of product introductions and conformance to customers’ requirements – are equally important in securing design wins with our customers. Our failure to introduce products on a timely basis that meet customers’ specifications could adversely affect our financial performance.

Erosion of average selling price: Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect that average selling prices of our products will continue to decline in the future. However, as a normal course of business, we seek to offset the effect of declining average selling prices by reducing manufacturing costs of existing products and introducing new and higher value-added products.

Manufacturing costs: Our gross margin may be affected by our manufacturing costs, including pricing of wafers, packaging and testing services and raw materials, which may fluctuate from time to time, largely due to the market demand and supply. We depend on third party semiconductor foundries to manufacture our products and implement our fabrication processes. Our manufacturing costs may increase significantly if third party foundries increase the pricing of our wafer, or if we cannot offset the pricing increase with other measures, which could negatively impact our gross margin. In addition, capacity utilization may also affect our gross margin because we have certain fixed costs associated with our in-house packaging and testing facility. We acquired APM in December 2010 and we continued to expand our in-house packaging and testing capacity in calendar year 2011. If we are unable to utilize the capacity of our in-house facilities at the desirable level, our gross margin may be adversely affected.

Other factors that may affect comparability

APM acquisition: Prior to the APM Acquisition in December 2010, we held a 40.3% equity interest in APM at June 30, 2010. We made an additional equity investment of $1.8 million in APM in October 2010 and held a 43% equity interest in APM immediately prior to the APM Acquisition, and the investment was accounted for under the equity method of accounting. On December 3, 2010, we acquired APM and APM’s operating results were consolidated in our consolidated financial statements since the acquisition.

Change in an accounting estimate: During the nine months ended March 31, 2011, upon the completion of APM acquisition, we performed a review and assessment of the useful lives of our property, plant and equipment. Based on the results of our review, we revised the estimated useful life of our manufacturing and facility equipment for depreciation purposes from 5 years to 8 years starting from December 1, 2010 on a prospective basis. The effect of this change was to decrease depreciation expense by $2.2 million and $2.9 million, increase net income by $1.7 million and $2.3 million, net of tax effect, and increase basic earnings per share by $0.07 and $0.10 and increase diluted earnings per share by $0.06 and $0.09 for the three and nine months ended March 31, 2011, respectively. The effect of this change is expected to reduce depreciation expense by $2.2 million for the three months ending June 30, 2011 and $5.1 million for the fiscal year ending June 30, 2011.

Foreign private issuer status: Pursuant to SEC requirements, we assessed our ownership structure as of December 31, 2010 and determined that we no longer qualify as a “foreign private issuer” under applicable SEC rules. As a result, we will be required to report our financial statements under accounting principles generally accepted in the United States ( “U.S. GAAP”) and file our annual report for our fiscal year ending June 30, 2011 on a Form 10-K, as well as to comply with additional SEC reporting obligations as a U.S. issuer beginning on July 1, 2011. Accordingly, we incurred $0.4 million general and administrative expenses for the quarter ended March 31, 2011 and we expect to incur additional general and administrative expenses in the upcoming two quarters, including costs associated with converting our existing financial statements under International Financial Reporting Standards (“IFRS”) to the U.S. GAAP financial statements in the upcoming two quarters.

Public company expenses: On May 4, 2010, we completed the IPO and our common shares are listed on The NASDAQ Global Market. As a result, we are now required to comply with laws, rules and regulations that we did not need to comply with as a private company. These compliances include provisions of the Sarbanes-Oxley Act of 2002, as amended, applicable SEC regulations and the requirements of The NASDAQ Global Market. We expect our selling, general and administrative expenses to increase due to the additional legal, accounting and consulting fees as well as additional headcount that we will incur in order to comply with these requirements, including costs associated with establishing and maintaining internal control over financial reporting and preparing and filing periodic reports required under federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance. We also established the Employee Share Purchase Plan (the “ESPP”) effective upon the completion of the IPO, and accordingly we incur share-based compensation expenses associated with such purchase rights.

Principal line items of statements of income

The following describes the principal line items set forth in our consolidated statements of income:

Revenue

We generate product revenue from the sale of our power semiconductors, consisting of power discretes and power ICs. Historically, a substantial majority of our revenue was derived from power discrete products, and a small but growing amount was derived from power IC products. Because our products typically have three to five-year life cycles, the rate of new product introductions is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, as it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. On December 3, 2010, we acquired APM and our revenue included APM’s revenue generated by providing packaging and testing services to third parties since the APM Acquisition.

The following is a summary of revenue by product type:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Power discrete	$68,767	$66,106	$207,417	$188,327
Power IC	16,179	11,566	49,081	28,044
Packaging and testing services	6,128	—	7,975	—

	$91,074	$77,672	$264,473	$216,371

We sell our products primarily to distributors in the Asia Pacific region. Because our distributors sell their products to end customers who may have a global presence, revenue by geographic location is not necessarily representative of the geographic distribution of sales to end customers. The revenue by geographic location in the following table is based on the country or region to which the products were shipped:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Hong Kong	$80,391	$75,204	$244,863	$213,403
Korea	3,402	2,105	7,387	2,303
China	6,000	—	7,847	—
United States	272	212	1,496	320
Other countries	1,009	151	2,880	345

	$91,074	$77,672	$264,473	$216,371

Our product revenue includes the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with ODMs or OEMs, we may elect to grant special pricing that is below the prices at which we sold our products to the distributors; in these situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, raw materials used in our packaging and testing processes, packaging and testing fees paid to third parties, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, warranty and inventory reserves. Our inventory reserves are based on the historical data and forecasted demand for our products. Because lead times at our manufacturing partners can be up to three months, we typically purchase our inventory based on our sales forecasts. As a result, we are subject to potential inventory excess and obsolescence risk. As the volume of sales increases, we expect cost of goods sold will also increase in absolute dollar amount.

Operating expenses

Our operating expenses consist of research and development and selling, general and administrative expenses. We expect that our total operating expenses to increase in absolute dollar amount over time due to our belief that our business will continue to grow. However, our operating expenses as a percentage of revenue may fluctuate from period to period.

Research and development expenses. Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, expenses associated with new product prototypes, occupancy costs, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and related overhead costs for research and development personnel. As we continue to invest significant resources in developing new technologies and products, we expect our research and development expenses to increase in absolute dollar amount.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. We expect our selling, general and administrative expenses to increase in absolute dollar amount as we expand our business, and we expect to incur additional expenses associated with being a public company and related to our change of reporting status from a foreign private issuer to a U.S. issuer.

Finance income and cost

Finance income consists of interest earned on our cash and cash equivalents, while finance cost consists of interest expense associated with our bank borrowings.

Share of profit (loss) of an associate

We held a 40.3% economic interest in APM at June 30, 2010. We made an additional investment of $1.8 million in APM in October 2010 and held a 43% economic interest in APM prior to the APM Acquisition on December 3, 2010. The investment was accounted for under the equity method of accounting. Accordingly, we recorded our share of APM’s net profit or loss on our statements of income.

Income tax expense (benefit)

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on our best estimate of certain potential tax exposures. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income and loss could result in significant changes in our income tax expense.

We record deferred tax assets to the extent it is probable that we will be able to utilize them, based on our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carryforwards and the effectiveness of our tax planning strategies.

Results of operations

The following tables set forth selected statements of income data derived from our unaudited consolidated financial statements, also expressed as a percentage of revenue, for the three and nine months ended March 31, 2011 and 2010.

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Revenue	$91,074	$77,672	$264,473	$216,371
Cost of goods sold	63,029	56,845	188,159	158,730

Gross profit	28,045	20,827	76,314	57,641

Research and development expenses	7,609	5,447	20,541	15,040
Selling, general and administrative expenses	9,556	6,093	27,892	17,597

Total operating expenses	17,165	11,540	48,433	32,637

Operating profit	10,880	9,287	27,881	25,004

Finance income	60	11	141	30
Finance cost	(78)	(31)	(187)	(162)

Finance income (cost), net	(18)	(20)	(46)	(132)
Gain on equity interest	—	—	998	—
Share of profit of an associate	—	815	1,984	4,914

Profit before income tax	10,862	10,082	30,817	29,786
Income tax expense	839	494	1,967	1,140

Net profit for the period	$10,023	$9,588	$28,850	$28,646

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	69.2	73.2	71.1	73.4

Gross profit	30.8	26.8	28.9	26.6

Research and development expenses	8.4	7.0	7.8	7.0
Selling, general and administrative expenses	10.5	7.9	10.6	8.1

Total operating expenses	18.9	14.9	18.4	15.1

Operating profit	11.9	11.9	10.5	11.5

Finance income	0.1	0.0	0.1	0.0
Finance cost	(0.1)	(0.0)	(0.1)	(0.1)

Finance income (cost), net	(0.0)	(0.0)	(0.0)	(0.1)
Gain on equity interest	0.0	0.0	0.4	0.0
Share of profit of an associate	0.0	1.0	0.7	2.3

Profit before income tax	11.9	12.9	11.6	13.7
Income tax expense	0.9	0.6	0.7	0.5

Net profit for the period	11.0%	12.3%	10.9%	13.2%

Revenue

Our revenue increased by 17.3%, or $13.4 million, from $77.7 million to $91.1 million for the three months ended March 31, 2010 and 2011, respectively, primarily as a result of a 5.1% increase in unit shipments, a 4.1% increase in average selling prices due to favorable product mix and a $6.1 million increase in packaging and testing services revenue generated by APM for the three months ended March 31, 2011. As we continued to expand our power IC product family, revenue from our power IC products increased by 39.9%, or $4.6 million, from $11.6 million to $16.2 million for the three months ended March 31, 2010 and 2011, respectively.

Our revenue increased by 22.2%, or $48.1 million, from $216.4 million to $264.5 million for the nine months ended March 31, 2010 and 2011, respectively, primarily as a result of a 9.3 % increase in average selling prices due to favorable product mix, a 8.5% increase in unit shipments and a $8.0 million increase in packaging and testing services revenue generated by APM for the nine months ended March 31, 2011. As we continued to expand our power IC product family, revenue from our power IC products increased by 75.0%, or $21.0 million, from $28.0 million to $49.1 million for the nine months ended March 31, 2010 and 2011, respectively.

Cost of goods sold and gross profit

Cost of goods sold increased by 10.9%, or $6.2 million, from $56.8 million to $63.0 million for the three months ended March 31, 2010 and 2011, respectively. Our gross margin increased 4.0% from 26.8% to 30.8% for the three months ended March 31, 2010 and 2011, respectively. The gross margin improvement was primarily due to lower depreciation expenses as we changed our estimated depreciation life for our manufacturing and facility equipment from 5 years to 8 years, less packaging and testing service fees paid to third parties and higher factory utilization as the majority of packaging and testing manufacturing was made in-house after we acquired APM. These cost reductions were partially offset by increase in wafer prices from our primary foundry and increase in inventory reserves.

Cost of goods sold increased by 18.5%, or $29.4 million, from $158.7 million to $188.2 million for the nine months ended March 31, 2010 and 2011, respectively. Our gross margin increased 2.3% from 26.6% to 28.9% for the nine months ended March 31, 2010 and 2011, respectively. The gross margin improvement was primarily due to lower depreciation expenses as we changed our estimated depreciation life for our manufacturing and facility equipment from 5 years to 8 years starting from December 1, 2010, less packaging and testing service fees paid to third parties and higher factory utilization, partially offset by increase in wafer prices from our primary foundry and increase in inventory reserves.

Research and development expenses

Research and development expenses increased by 39.7%, or $2.2 million, from $5.4 million to $7.6 million for the three months ended March 31, 2010 and 2011, respectively. This increase was primarily attributable to a $1.0 million increase in engineering and new products prototyping expenses as we launched our high-voltage MOSFET product line and continued to add new low-voltage MOSFET and Power IC products. The increase in research and development expenses was also due to $0.5 million expenses incurred by APM, a $0.2 million increase in payroll expenses and a $0.2 million increase in share-based compensation expense due to new options and restricted stock units granted after March 31, 2010 and the establishment of ESPP in May 2010.

Research and development expenses increased by 36.6%, or $5.5 million, from $15.0 million to $20.5 million for the nine months ended March 31, 2010 and 2011, respectively. This increase was primarily attributable to a $1.8 million increase in engineering and new products prototyping expenses as we continued to expand our product lines and develop new products, $0.7 million research and development expenses incurred by APM since the APM Acquisition in December 2010, a $1.7 million increase in personnel expenses due to increase in headcount and bonuses, a $0.6 million increase in share-based compensation expense due to new options and restricted stock units granted after March 31, 2010 and the establishment of ESPP in May 2010.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 56.8%, or $3.5 million, from $6.1 million to $9.6 million for the three months ended March 31, 2010 and 2011, respectively. This increase was primarily attributable to a $0.6 million increase in personnel expenses due to an increase in headcount and bonuses, a $0.5 million increase in share-based compensation expenses as a result of new options and restricted stock units granted after March 31, 2010 and establishment of the ESPP in May 2010, a $0.6 million increase in sales commission and samples associated with our revenue growth, a $0.6 million increase in audit and tax professional fees, and a $0.4 million increase in consulting, recruiting, patents application and legal fees to meet our business growth and to increase our patent portfolio. As we became public effective in April 2010, we incurred $0.3 million of expenses related to internal control compliances, preparation and filing of periodic reports required under federal securities laws, and increased premium in directors’ and officers’ liability insurance during the three months ended March 31, 2011. As discussed in prior paragraphs, we incurred $0.4 million of professional fees related to the conversion of our existing financial statements under IFRS to the U.S. GAAP due to change of status from a foreign private issuer to a U.S. issuer. These increases were partially offset by a $0.3 million decrease in audit, tax and legal expenses related to our IPO during the three months ended March 31, 2010.

Selling, general and administrative expenses increased by 58.5%, or $10.3 million, from $17.6 million to $27.9 million for the nine months ended March 31, 2010 and 2011, respectively. This increase was primarily attributable to a $2.7 million increase in personnel expenses due to an increase in headcount and bonuses, a $1.6 million increase in share-based compensation expenses as a result of new options and restricted stock units granted after March 31, 2010 and establishment of the ESPP in May 2010, a $1.9 million increase in sales commissions and samples associated with our revenue growth, and a $1.2 million increase in audit and tax professional fees. As we became public effective in April 2010, we incurred $0.8 million of expenses related to internal control compliances, preparation and filing of periodic reports required under federal securities laws, and increased premium in directors’ and officers’ liability insurance during the nine months ended March 31, 2011. As discussed in prior paragraphs, we incurred $0.4 million of professional fees related to the conversion of our existing financial statements under IFRS to the U.S. GAAP. In addition, we acquired APM in December 2010 and incurred $0.4 million of professional services fees related to the APM acquisition during the nine months ended March 31, 2011. These increases were partially offset by a $1.0 million decrease in audit, tax and legal expenses that related to our IPO during the nine months ended March 31, 2010.

Finance income and cost

Finance income was $60,000 and $11,000 for the three months ended March 31, 2011 and 2010, respectively. The increase in finance income was due to higher average cash balances, partially offset by lower interest rates for the three months ended March 31, 2011. Finance cost was $78,000 and $31,000 for the three months ended March 31, 2011 and 2010, respectively. The increase in finance cost was due to higher average borrowing balances for the three months ended March 31, 2011.

Finance income was $141,000 and $30,000 for the nine months ended March 31, 2011 and 2010, respectively. The increase in finance income was due to higher average cash balances, partially offset by lower interest rates for the nine months ended March 31, 2011. Finance costs were $0.2 million for both the nine months ended March 31, 2011 and 2010 as a combined effect of average borrowing balances and interest rates during the respective periods.

Share of profit of an associate

Our share of APM’s net profit was $0.8 million for the three months ended March 31, 2010. We acquired control of APM in December 2010 and APM was no longer an associate to us and its financial results were consolidated into our financial statements for the three months ended March 31, 2011.

Our share of APM’s net profit decreased by 59.6%, or $2.9 million, from $4.9 million to $2.0 million for the nine months ended March 31, 2010 and 2011, respectively. The decrease was due to consolidation of APM’s financial results into our financial statements during the three months ended March 31, 2011 and a tax benefit recognized related to APM’s deferred tax assets for the nine months ended March 31, 2010.

Income tax expense

Income tax expense increased by 69.8%, or $0.3 million, from $0.5 million to $0.8 million for the three months ended March 31, 2010 and 2011, respectively, due primarily to an increase in revenue and profitability in certain taxable jurisdictions.

Income tax expense increased by 72.5%, or $0.8 million, from $1.1 million to $2.0 million for the nine months ended March 31, 2010 and 2011, respectively, due primarily to an increase in revenue and profitability in certain taxable jurisdictions partially offset by $0.2 million of tax credits resulting from the retroactive reinstatement of previously expired tax credits.

Liquidity and capital resources

Our principal need for liquidity and capital resources is to maintain working capital sufficient, support our operations and make capital expenditures to finance the growth of our business. To date, we have primarily financed our operations through funds generated from operations, borrowings under our former term loan and revolving lines of credit, proceeds from our IPO, and the issuance of preferred shares.

Our IPO became effective on April 28, 2010 and closed on May 4, 2010. Approximately 5.1 million common shares were sold in our IPO at the price of $18.00 per share, including 3.4 million shares newly issued by us and approximately 1.7 million shares sold by our selling shareholders. Gross proceeds received by us from the 3.4 million shares were $61.2 million, and net proceeds were $53.3 million after deducting $4.3 million for underwriting discounts and commissions and $3.7 million for other offering related costs.

Since the completion of the IPO to March 31, 2011, we have invested approximately $23.7 million of the net proceeds from the IPO in property, plant and equipment for our in-house packaging and testing facilities. On December 3, 2010, we acquired APM in a cash and stock transaction. The consideration was $17.0 million in cash and 1.8 million shares of the Company’s common share. We expect to use the remaining net proceeds from the IPO in capital expenditures, working capital, marketing, research and development and other general corporate purposes. In addition, we may choose to expand our current business through acquisitions of other businesses, products, technologies or other assets.

In April 2010, one of our subsidiaries in China entered into a revolving line of credit arrangement with a Chinese bank to allow us to draw down, from time to time, up to 80% of the balance of the subsidiary’s accounts receivable with a maximum amount of 40 million Renminbi (equivalent of $6.1 million as of March 31, 2011) to finance the subsidiary’s accounts receivable on a maximum of 120-day repayment term. The interest rate on each drawdown varies and indexes to the published London Interbank Offered Rate per annum. As of March 31, 2011, the outstanding loan balance was $4.7 million. The effective interest rate for the borrowing was 3.5% for both the three and nine months ended March 31, 2011.

In December 2010, we acquired APM and assumed APM’s bank borrowing liabilities. The outstanding balance from these bank borrowings was $8.5 million at March 31, 2011. These borrowings were made under various line of credit agreements with local banks. The interest rate on each drawdown from these lines of credit varies and indexes to the published London Interbank Offered Rate per annum. The following summaries these lines of credit and balances at March 31, 2011:

Line of Credit	Maturity Date	Maximum Limit in Chinese Yuan	Maximum Limit in U.S. Dollar Equivalent	Borrowing Balance at March 31, 2011	Available credit at March 31, 2011
		(in thousands)
A	July 16, 2011	105,000	$15,909	$961	$14,948
B	August 16, 2011	40,000	6,061	6,022	39
C	July 20, 2011	30,000	4,545	—	4,545
D	June 12, 2011	15,000	2,273	—	2,273
E	July 31, 2011	—	3,000	1,562	1,438

			$31,788	$8,545	$23,243

The proceeds from these loan agreements are used to finance APM’s purchases of property, plant and equipment and inventory materials on a short term basis. The carrying amounts of the borrowings at March 31, 2011 approximated their fair values. APM’s property, plant and equipment with carrying amount of $60.5 million were pledged as collateral for one of the borrowings at March 31, 2011. The effective interest rate for these borrowings was 3.0% and 2.9% for the three and nine months ended March 31, 2011, respectively.

On October 22, 2010, our board of directors authorized a $25.0 million share repurchase program. Under this repurchase program our management may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by our board. We expect to fund the purchases from available working capital. As of today, we have not purchased any shares under this program.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional capital due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may include operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.

Cash and cash equivalents

As of March 31, 2011 and June 30, 2010, we had $112.2 million and $119.0 million of cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less.

The following table shows our net cash generated from operating activities, net cash used in investing activities and net cash used in financing activities for the periods indicated:

	Nine months ended March 31,
	2011	2010
	(in thousands)
Net cash generated from operating activities	$37,333	$22,290
Net cash used in investing activities	(44,051)	(9,177)
Net cash used in financing activities	(71)	(15,291)

Net decrease in cash and cash equivalents	$(6,789)	$(2,178)

Cash flows from operating activities

Our net cash generated from operating activities for the nine months ended March 31, 2011 was $37.3 million, primarily due to our net profit of $28.9 million. This amount was increased by depreciation and amortization expense of $11.3 million, share-based compensation expense of $4.4 million and an increase of $10.8 million in trade and other payables, including a trade payable to APM which was our associate prior to the APM Acquisition in December 2010. Net cash generated from operating activities was partially offset by share of profit from APM of $2.0 million, an increase in inventories of $14.8 million as we built up inventories for anticipated higher shipments in the upcoming quarters and the increase in our raw materials since the majority of our packaging and testing manufacturing process was handled in-house, and by an increase in trade receivables of $2.5 million as our shipments were more than our collections.

Our net cash generated from operating activities for the nine months ended March 31, 2010 was $22.3 million, primarily due to net income of $28.6 million. This amount was increased by depreciation and amortization expense of $6.6 million, share-based compensation expense of $1.9 million. Net cash generated from operating activities was partially offset by share of profit from APM of $4.9 million, an increase of $1.9 million in accounts receivable as our collections were less than our shipments and a decrease of $3.0 million in trade and other payables, including trade payable to APM, as we paid off our suppliers at a faster rate and produced more finished goods in our-in-house manufacturing facility, and by an increase of $3.2 million in inventory as we increased our inventory production to meet increasing demands from our customers.

Cash flows from investing activities

Our net cash used in investing activities was $43.1 million for the nine months ended March 31, 2011, which was primarily attributable to $36.2 million in purchases of property, plant and equipment mainly to expand our in-house packaging and testing production, $5.0 million deposit for our manufacturing capacity, $1.8 million in equity investment in APM prior to the APM Acquisition and $1.6 million used, net of cash acquired in APM Acquisition.

Our net cash used in investing activities was $9.2 million for the nine months ended March 31, 2010, which was attributable to the purchase of property, plant and equipment, primarily to expand our in-house packaging and testing capacity.

Cash flows from financing activities

Our net cash used in financing activities for the nine months ended March 31, 2011 was $71,000, which was primarily attributable to $22.3 million borrowing under our lines of credit and $2.7 million proceeds from ESPP and share options exercise, partially offset by $24.5 million repayments under our lines of credit and finance leases and $0.6 million in payments for our IPO related expenses.

Our net cash used in financing activities for the nine months ended March 31, 2010 was $15.3 million, which was principally attributable to $13.9 million repayments under our equipment term loan and $1.3 million in payments for our IPO related expenses.

Capital expenditures

Our capital expenditures were $36.3 million and $9.2 million for the nine months ended March 31, 2011 and 2010, respectively. Our capital expenditures principally consisted of the purchases of property, plant and equipment. Capital expenditures for the nine months ended March 31, 2011 primarily consisted of $28.5 million of purchases of packaging and testing equipment for our two in-house manufacturing facilities and $5.1 million of purchases of consigned equipment to a third-party foundry. Following the acquisition of APM in December 2010, we rely primarily on our in-house capacities for packaging and testing our products and expect to do so in the future. We utilize third-party foundries for wafer fabrication, and our capital expenditures related to the wafer fabrication process are primarily for the purchases of certain specialized equipment that are consigned to our third-party foundries to support our production requirement. As we continue to grow our business, we expect to increase our capital expenditures to expand our manufacturing capacity in order to optimize manufacturing cost and to provide better services to our customers.

Contractual obligations

The following table provides selected information regarding our contractual obligations as of March 31, 2011:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 -5 years	More than 5 years
	(in thousands)
Bank borrowing	$13,245	$13,245	$—	$—	$—
Finance leases	649	474	50	50	75
Capital commitments with respect to property, plant and equipment	7,462	7,462	—	—	—
Purchase commitments with respect to Inventory and research and development	60,932	60,932	—	—	—
Operating lease obligations	18,580	2,388	4,596	3,932	7,664

Total contractual obligations	$100,868	$84,501	$4,646	$3,982	$7,739

As of March 31, 201 1, we had recorded liabilities of $2.9 million for uncertain tax positions and $0.4 million for potential interest and penalty, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that will be made in connection with these uncertain tax positions.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation, and useful life for property, plant and equipment and for intangibles. Except for the change in useful life for certain property, plant and equipment during the nine months ended March 31, 2011, as described below, there have been no material changes from the methodology applied by management for critical accounting estimates previously disclosed in our annual report on Form 20-F.

Estimated Useful Life for Property, Plant and Equipment and for intangibles

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of the assets. Identified intangibles acquired in a business combination are recognized at fair value at the acquisition date and amortized on a straight-line basis over their estimated economic lives of three to four years. Prior to the APM Acquisition, the Company’s manufacturing machinery and equipment were depreciated over a useful life of 5 years. During the nine months ended March 31, 2011, upon the completion of the APM Acquisition, the Company revised the estimated useful life of its manufacturing and facility equipment for depreciation purposes from 5 years to 8 years starting from December 1, 2010 on a prospective basis.

Quantitative and qualitative disclosures about market risk

Foreign currency risk

We and our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. The functional currency for our in-house packaging and testing facilities in China is U.S. dollars and a significant majority of our capital expenditures are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. In order to minimize exposure to foreign currencies, we maintained cash and cash equivalent balances in foreign currencies, including Chinese Yuan (“RMB”) as operating fund for our foreign operating expenses. Our management believes that our exposure to foreign currency translation risk is not significant based on a 10% sensitivity analysis in foreign currencies due to the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities and interest rate terms. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. In the past, our borrowings have been subject to floating interest rates, and future borrowings may expose us to cash-flow interest rate risk. We do not believe that a 10% change in interest rates as of March 31, 2011 would materially affect our results of operations.

Credit risk

Credit risk arises from cash and cash equivalents deposited with banks and financial institutions and credit exposure to distributors and direct customers on outstanding receivables. We manage our credit risk associated with exposure to distributors and direct customers on outstanding trade receivables through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, we also obtain letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 days, are only made to customers who meet our credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. Our management considers our financial assets to be of good credit quality because our key distributors and direct customers have long-standing business relationships with us and we have not experienced any significant bad debt write-offs of trade receivables in the past.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 11, 2011	Alpha and Omega Semiconductor Limited

	By	/S/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer